UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 40-F/A
(Amendment No. 2)

[X] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[  ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

Sol Strategies Inc.
(Exact name of Registrant as specified in its charter)

Ontario	6199	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

217 Queen Street West, Suite 401

Toronto, Ontario, M5V 0R2, Canada

(416) 480-2488
(Address and telephone number of Registrant's principal executive offices)

____________________

C T Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	STKE	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [  ] Yes [X] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). [  ] Yes      [ ] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). [ ]

EXPLANATORY NOTE

Sol Strategies Inc. (the "Company" or the "Registrant") is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system ("MJDS") of the Exchange Act. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Registrant is filing this Amendment No. 2 to the registration statement to update the cover page of the registration statement to update the name of the exchange on which the Registrant’s common shares, no par value, will be listed and include Exhibit 99.150, which is being incorporated by reference in the registration statement. The balance of the registration statement is unchanged hereby and has been omitted.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL STRATEGIES INC.

	By:	/s/ Leah Wald
Name: Leah Wald
Date: September 4, 2025		Title: Chief Executive Officer & Director

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this registration statement:

Exhibit	Description
99.1*	News Release dated February 20, 2024
99.2*	Interim Condensed Consolidated Financial Statements of Cypherpunk Holdings Inc. for the three months ended December 31, 2023 and 2022
99.3*	Management's Discussion and Analysis of Cypherpunk Holdings Inc. for the three month period ended December 31, 2023 and 2022
99.4*	Certification of Interim Filings of Cypherpunk Holdings Inc. by CFO dated February 29, 2024
99.5*	Certification of Interim Filings of Cypherpunk Holdings Inc. by CEO dated February 29, 2024
99.6*	News Release dated March 11, 2024
99.7*	News Release dated May 10, 2024
99.8*	Confirmation of Notice of Record and Meeting Dates dated May 27, 2024
99.9*	Interim Condensed Consolidated Financial Statements of Cypherpunk Holdings Inc. for the six months ended March 31, 2024 and 2023
99.10*	Management's Discussion and Analysis of Cypherpunk Holdings Inc. for the six months ended March 31, 2024 and 2023
99.11*	Certification of Interim Filings of Cypherpunk Holdings Inc. by CFO dated May 29, 2024
99.12*	Certification of Interim Filings of Cypherpunk Holdings Inc. by CEO dated May 29, 2024
99.13*	News Release dated May 31, 2024
99.14*	News Release dated June 12, 2024
99.15*	News Release dated July 5, 2024
99.16*	News Release dated July 9, 2024
99.17*	Management Information Circular of Cypherpunk Holdings Inc. dated July 2, 2024
99.18*	Request for Financial Statements of Cypherpunk Holdings Inc. for the Annual and Special Meeting of Shareholders to be held on July 30, 2024
99.19*	Form of Proxy of Cypherpunk Holdings Inc. for the Annual and Special Meeting of Shareholders to be held on July 30, 2024
99.20*	Voting Instruction Form of Cypherpunk Holdings Inc. for the Annual and Special Meeting of Shareholders to be held on July 30, 2024
99.21*	News Release dated July 16, 2024
99.22*	News Release dated July 31, 2024

Exhibit	Description
99.23*	Interim Unaudited Condensed Consolidated Financial Statements of Cypherpunk Holdings Inc. for the nine months ended June 30, 2024 and 2023
99.24*	Management's Discussion and Analysis of Cypherpunk Holdings Inc. for the nine months ended June 30, 2024 and 2023
99.25*	Certification of Interim Filings of Cypherpunk Holdings Inc. by CFO dated August 29, 2024
99.26*	Certification of Interim Filings of Cypherpunk Holdings Inc. by CEO dated August 29, 2024
99.27*	News Release dated September 9, 2024
99.28*	News Release dated September 10, 2024
99.29*	News Release dated September 11, 2024
99.30*	Certificate and Articles of Amendment of Cypherpunk Holdings Inc. dated September 12, 2024
99.31*	News Release dated September 12, 2024
99.32*	Material Change Report dated September 24, 2024
99.33*	News Release dated October 3, 2024
99.34*	News Release dated October 10, 2024
99.35*	News Release dated October 15, 2024
99.36*	News Release dated October 22, 2024
99.37*	Material Change Report dated October 23, 2024
99.38*	News Release dated October 25, 2024
99.39*	News Release dated October 29, 2024
99.40*	News Release dated October 29, 2024
99.41*	News Release dated November 18, 2024
99.42*	News Release dated November 25, 2024
99.43*	News Release dated November 25, 2024
99.44*	News Release dated November 25, 2024
99.45*	Material Change Report dated November 26, 2024
99.46*	Asset Purchase Agreement between Sol Strategies Inc. and Ben Hawkins dated November 14, 2024
99.47*	News Release dated December 4, 2024
99.48*	News Release dated December 5, 2024
99.49*	News Release dated December 11, 2024
99.50*	News Release dated December 12, 2024
99.51*	News Release dated December 20, 2024
99.52*	News Release dated December 31, 2024
99.53*	News Release dated December 31, 2024
99.54*	Asset Purchase Agreement between Sol Strategies Inc. and Orangefin Ventures LLC dated December 20, 2024
99.55*	Material Change Report dated December 31, 2024
99.56*	News Release dated January 7, 2025

Exhibit	Description
99.57*	Material Change Report dated January 7, 2025
99.58*	News Release dated January 9, 2025
99.59*	Loan Agreement between Sol Strategies Inc. and Antanas Guoga dated October 21, 2024
99.60*	Amended and Restated Loan Agreement between Sol Strategies Inc. and Antanas Guoga dated January 6, 2025
99.61*	News Release dated January 16, 2025
99.62*	News Release dated January 16, 2025
99.63*	Material Change Report dated January 16, 2025
99.64*	Securities Purchase Agreement between Sol Strategies Inc. and ParaFi Venture Fund II LP dated January 8, 2025
99.65*	Securities Purchase Agreement between Sol Strategies Inc. and ParaFi Quantitative Strategies LP dated January 8, 2025
99.66*	Securities Purchase Agreement between Sol Strategies Inc. and ParaFi Digital Opportunities LP dated January 8, 2025
99.67*	News Release dated January 17, 2025
99.68*	News Release dated January 21, 2025
99.69*	News Release dated January 21, 2025
99.70*	News Release dated January 22, 2025
99.71*	News Release dated January 24, 2025
99.72*	News Release dated January 27, 2025
99.73*	Management's Discussion and Analysis of Sol Strategies Inc. for the years ended September 30, 2024 and 2023
99.74*	News Release dated January 29, 2025
99.75*	News Release dated February 3, 2025
99.76*	News Release dated February 4, 2025
99.77*	News Release dated February 10, 2025
99.78*	News Release dated February 11, 2025
99.79*	News Release dated February 14, 2025
99.80*	News Release dated February 18, 2025
99.81*	Letter from Former Auditor dated February 12, 2025
99.82*	Letter from Successor Auditor dated February 6, 2025
99.83*	Notice of Change of Auditor dated February 12, 2025
99.84*	News Release dated February 20, 2025
99.85*	News Release dated February 24, 2025
99.86*	News Release dated February 25, 2025

Exhibit	Description
99.87*	News Release dated March 3, 2025
99.88*	Interim Unaudited Condensed Consolidated Financial Statements of Sol Strategies Inc. for the three months ended December 31, 2024 and 2023
99.89*	Management's Discussion and Analysis of Sol Strategies Inc. for the three months ended December 31, 2024 and 2023
99.90*	Certification of Interim Filings of Sol Strategies Inc. by CFO dated March 3, 2025
99.91*	Certification of Interim Filings of Sol Strategies Inc. by CEO dated March 3, 2025
99.92*	News Release dated March 3, 2025
99.93*	News Release dated March 7, 2025
99.94*	News Release dated March 10, 2025
99.95*	News Release dated March 17, 2025
99.96*	Material Change Report dated March 17, 2025
99.97*	Asset Purchase Agreement between Sol Strategies Inc. and Michael Hubbard dated March 7, 2025
99.98*	News Release dated April 7, 2025
99.99*	News Release dated April 11, 2025
99.100*	News Release dated April 15, 2025
99.101*	News Release dated April 23, 2025
99.102*	Material Change Report dated April 23, 2025
99.103*	Annual Information Form of Sol Strategies Inc. for the financial year ended September 30, 2024
99.104*	Certification of Interim Filings of Sol Strategies Inc. by CFO dated April 28, 2025
99.105*	Certification of Interim Filings of Sol Strategies Inc. by CEO dated April 28, 2025
99.106*	News Release dated April 30, 2025
99.107*	News Release dated May 1, 2025
99.108*	News Release dated May 1, 2025
99.109*	Securities Purchase Agreement between Sol Strategies Inc. and ATW Solana Ventures SPV LLC dated April 23, 2025
99.110*	Material Change Report dated May 1, 2025
99.111*	News Release dated May 6, 2025
99.112*	News Release dated May 8, 2025
99.113*	News Release dated May 12, 2025
99.114*	Voting Instruction Form of Sol Strategies Inc. for the Annual and Special Meeting of Shareholders to be held on June 19, 2025
99.115*	Request for Financial Statements of Sol Strategies Inc. for the Annual and Special Meeting of Shareholders to be held on June 19, 2025
99.116*	Management Information Circular of Sol Strategies Inc. dated May 9, 2025
99.117*	Form of Proxy of Sol Strategies Inc. for the Annual and Special Meeting of Shareholders to be held on June 19, 2025
99.118*	Notice of Annual and Special Meeting of Shareholders of Sol Strategies Inc. to be held on June 19, 2025
99.119*	News Release dated May 27, 2025
99.120*	News Release dated May 28, 2025
99.121*	News Release dated May 29, 2025
99.122*	Interim Unaudited Condensed Consolidated Financial Statements of Sol Strategies Inc. for the three and six months ended March 31, 2025 and 2024
99.123*	Management’s Discussion and Analysis of Sol Strategies Inc. for the six months ended March 31, 2025 and 2024
99.124*	Certification of Interim Filings of Sol Strategies Inc. by CFO dated May 30, 2025
99.125*	Certification of Interim Filings of Sol Strategies Inc. by CEO dated May 30, 2025
99.126*	News Release dated June 2, 2025
99.127*	Consolidated Financial Statements of Sol Strategies Inc. for the years ended September 30, 2024 and 2023
99.128*	Certification of Refiled Annual Filings of Sol Strategies Inc. by CFO dated June 18, 2025
99.129*	Certification of Refiled Annual Filings of Sol Strategies Inc. by CEO dated June 18, 2025

Exhibit	Description
99.130*	News Release dated June 19, 2025
99.131*	News Release dated June 26, 2025
99.132*	News Release dated July 2, 2025
99.133*	News Release dated July 21, 2025
99.134*	Material Change Report dated July 21, 2025
99.135*	News Release dated July 23, 2025
99.136*	News Release dated July 28, 2025
99.137*	News Release dated July 29, 2025
99.138*	News Release dated July 30, 2025
99.139*	Notice Dated July 30, 2025
99.140*	News Release dated August 5, 2025
99.141*	Certificate and Articles and Amendment dated August 5, 2025
99.142*	Material Change Report dated August 5, 2025
99.143*	News Release dated August 7, 2025
99.144*	News Release dated August 25, 2025
99.145*	Interim Unaudited Condensed Financial Statements of Sol Strategies Inc. for the three and nine months ended June 30, 2025 and 2024
99.146*	Management’s Discussion and Analysis of Sol Strategies Inc. for the three and nine months ended June 30, 2025 and 2024
99.147*	Certification of Interim Filings of Sol Strategies Inc. by CEO dated August 26, 2025
99.148*	Certification of Interim Filings of Sol Strategies Inc. by CFO dated August 26, 2025
99.149*	News Release dated August 26, 2025
99.150	News Release dated September 3, 2025
99.151*	Consent of Davidson & Company LLP

*Previously Filed